UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NIAGARA INTERNATIONAL CAPITAL LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 21st Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Sheumack 646-681-6349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Nicholas Sheumack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NIAGARA INTERNATIONAL CAPITAL LIMITED, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 18th day of January 2020 before me came Nicholas Sheumack

State of NY
County of Westchester } ss:

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 08/26/22

NIAGARA INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

NIAGARA INTERNATIONAL CAPITAL LIMITED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

<u>**TABLE OF CONTENTS**</u>

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Niagara International Capital Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Niagara International Capital Limited as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Niagara International Capital Limited's management. Our responsibility is to express an opinion on Niagara International Capital Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Niagara International Capital Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Niagara International Capital Limited's financial statements. The supplemental information is the responsibility of Niagara International Capital Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Niagara International Capital Limited's auditor since 2019.

Celeste, Texas
February 17, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets	
Cash	$ 881,468
Prepaid expenses	4,682
Total Assets	$ 886,150
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 90,647
Common stock, no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid-in capital	1,536,170
Accumulated deficit	(745,667)
Total stockholder's equity	795,503
Total Liabilities and Stockholder's Equity	$ 886,150

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues:		
Merger and acquisition services	$	1,634,000
Other revenue		97,323
Interest income		2,935
Total Revenues		1,734,258
Expenses:		
Compensation and related costs		929,073
Office and adminstrative services - related party		78,545
Professional fees		65,250
Regulatory fees		23,417
Other expenses		3,867
Total Expenses		1,100,152
Net Income	$	634,106

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2018	$ 5,000	$ 1,411,362	$(1,379,773)	$ 36,589
Distributions to former shareholder	-	(25,192)	-	(25,192)
Additional paid-in capital contributed	-	150,000	-	150,000
Net Income	-	-	634,106	634,106
Balances, December 31, 2019	$ 5,000	$ 1,536,170	$ (745,667)	$ 795,503

The accompanying notes are an integral part of these financial statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$634,106
Adjustments required to reconcile net income	
to cash provided by operating activities:	
Change in assets and liabilities:	
Increase in prepaid expenses	(4,682)
Increase in accounts payable and accrued expenses	80,128
Decrease in due to related party	(32,563)
Net cash provided by operating activities:	676,989
Cash flows from financing activities:	
Distributions to former shareholder	(25,192)
Additional paid-in capital contributed	150,000
Net cash provided by financing activities	124,808
Net increase in cash	801,797
Cash - beginning of year	79,671
Cash - end of year	$ 881,468

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for :

Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business:

Niagara International Capital Limited (the "Company"), was organized in May 2007 as a New York limited liability company. In March 2019, the Company was purchased by Rossendale Group, Inc. (Parent). The Company is a wholly owned subsidiary of Rossendale Group, Inc., a New York corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's operations consist primarily in providing merger and acquisition services, through referrals from Sheumack & Co. GMA, LLC ("Sheumack") an affiliated entity.

Note 2 – Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Note 2 – Summary of significant accounting policies (continued):

Income taxes:

In March 2019, the Company was purchased by the Parent. Prior to the acquisition by the Parent, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code ("IRC"), resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders. Subsequent to the acquisition by the Parent, the Parent has elected under the IRC for the Company to be treated as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for federal tax purposes; therefore, all taxable income or loss flows through to the Parent's S-corporation tax return, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholders of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

The Company is subject to state income taxes.

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

Note 3 – Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2019, the Company had net capital of $790,821, which was $784,778 in excess of its net capital requirement of $6,043. The Company's net capital ratio was .12 to 1.

Note 4 - Related party transactions/Concentration/Economic dependency:

The Company, Parent and Sheumack are under common control and the Company is economically dependent on its Parent and Sheumack. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Sheumack were not consummated on terms equivalent to arm's length transactions.

The Company provides merger and acquisition services through referrals from Sheumack. During 2019, the Company earned all of its merger and acquisition services revenue through referrals from Sheumack.

The sole shareholder of the Parent and Sheumack, who is also an officer and registered securities representative of the Company, generated approximately 94% of the Company's revenue and accounted for approximately 99% of the Company's compensation and related costs for the year. The Company is economically dependent upon this individual due to the concentration of services provided.

Note 4 - Related party transactions/Concentration/Economic dependency (continued):

Sheumack acts as a common paymaster for the Company, which the Company settles on a regular basis. There is $88,892 due to Sheumack at December 31, 2019, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company and Sheumack have entered into an office and administrative services agreement ("Agreement"), last amended on May 1, 2019. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. The Agreement has automatically renewed through November 2020. Under the Agreement, Sheumack provides management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement required the Company to pay a proportional allocation services fee of approximately $7,875 per month beginning in March 2019. Fees under the Agreement totaled $78,545 for the year ended December 31, 2019.

Note 5 – Concentration of credit risk:

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2019, cash held in excess of the FDIC insurance totaled $631,468.

Note 6 – Contingencies:

The Parent was late in making the election under the IRC for the Company to be treated as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. The Parent has requested relief for the late filing with the IRS. If the relief is not granted, the Company would be taxed as a corporation for the period ending December 31, 2019, and would owe approximately $133,000 in federal income taxes. Management of the Parent and the Company expect the IRS to grant relief; therefore, no provision for federal income taxes has been made in the accompanying financial statements. Due to uncertainty relating to the IRS's granting of relief, it is at least reasonably possible that management's estimate of the outcome will change within the next year.

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 17, 2020, the date which the financial statements were available to be issued.

NIAGARA INTERNATIONAL CAPITAL LIMITED
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2019

Computation of Net Capital

Stockholder's equity qualified for net capital	$	795,503
Non-allowable assets:		
Prepaid expenses		4,682
Total non-allowable assets		4,682
Net capital	$	790,821
Aggregate indebtedness:		
Accounts payable and accrued expenses		90,647
Total aggregate indebtedness	$	90,647
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	6,043
Excess net capital	$	784,778
Ratio of aggregate indebtedness to net capital		0.12 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Niagara International Capital Limited on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Niagara International Capital Limited

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Niagara International Capital Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which Niagara International Capital Limited claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Niagara International Capital Limited stated that Niagara International Capital Limited met the identified exemption provisions throughout the most recent fiscal year without exception. Niagara International Capital Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Niagara International Capital Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 17, 2020

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Niagara International Capital Limited

757 Third Avenue, 21ˢᵗ Floor / New York, New York 10017

646-681-6349

Niagara International Capital Limited Exemption Report

Niagara International Capital Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Niagara International Capital Limited

I, Nicholas Sheumack, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Nicholas Sheumack, Chief Executive Officer

January 4, 2020